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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               USDATA Corporation
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                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
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                         (Title of Class of Securities)

                                   917294 10 0
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                                 (CUSIP Number)

                           Charles C. Freyer, Esquire
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                                 General Counsel
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                      SCP Private Equity Partners II, L.P.
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                       435 Devon Park Drive, Building 300
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                                 Wayne, PA 19087
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                                  610-254-4242
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                         copy to: Spencer W. Franck, Jr.
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                                 Saul Ewing LLP
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                       1200 Liberty Ridge Drive, Suite 200
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                              Wayne, PA 19087-5055
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                               September 30, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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CUSIP No. 917294 10 0


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 917294 10 0                                                Page 1 of 9

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1.    NAME OF REPORTING PERSON.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         SCP Private Equity Partners II, L.P.
         23-3037972

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [_]
                                                           (b)   [_]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS
      WC

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                               [_]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

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   Number of Shares         7.    Sole Voting Power
   Beneficially Owned By          0
   Each Reporting Person    8.    Shared Voting Power
   With                           5,557,011
                            9.    Sole Dispositive Power
                                  0
                            10.   Shared Dispositive Power
                                  5,557,011

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,557,011

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)
         [_]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      73%*
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14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN

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CUSIP No. 917294 10 0                                                Page 2 of 9

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*    Based on 3,089,331 shares of the Issuer's common stock, $0.01 par value per share, outstanding as of October 1, 2002.

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CUSIP No. 917294 10 0                                            Page 3 of 9

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1.  NAME OF REPORTING PERSON.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         SCP Private Equity II, LLC
         23-3047235

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)      [_]
                                                                 (b)      [_]
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS
    AF

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREd
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        [_]

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

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    Number of Shares                      7.    Sole Voting Power
    Beneficially Owned By                       0
    Each Reporting Person                 8.    Shared Voting Power
    With                                        5,557,011
                                          9.    Sole Dispositive Power
                                                0
                                          10.   Shared Dispositive Power
                                                5,557,011
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,557,011

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)
         [_]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    73%
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14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO

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CUISP No. 917294 10 0                                               Page 4 of 9

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*   Based on 3,089,331 shares of the Issuer's common stock, $0.01 par value per share, outstanding as of October 1, 2002.

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CUSIP No. 917294 10 0                                                Page 5 of 9


         This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to a
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on April 9, 2001 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D ("Amendment No. 1") filed with the SEC on May 10, 2002 and Amendment No. 2 to the Schedule 13D filed with the SEC on September 4, 2002 ("Amendment No. 2"). This Amendment No. 3 amends and supplements Amendment No. 2. Information in the Schedule 13D, Amendment No. 1 and Amendment No. 2 remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 3. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1 and Amendment No. 2.

Item 1.  Security and Issuer

         This Amendment No. 3 relates to the common stock, $0.01 par value per share of the Issuer (the "Common Stock").

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the First Amendment to the Series C Agreement, on September 30, 2002, SCP Private Equity Partners II, L.P. ("SCP L.P.") purchased the remaining 21,250 shares of the Option Preferred Stock at a purchase price of $40.00 per share, and in connection with such purchase, received a warrant from the Issuer, for no additional consideration, to purchase 10,625 shares of the Series C-2 Preferred Stock of the Issuer (the "Series C-2 Preferred") at an initial exercise price of $40.00 per share, subject to adjustment upon the occurrence of certain events (the "Second USDATA Warrant") (which is attached hereto as Exhibit 1 and the terms of which are incorporated herein by reference).

         On October 1, 2002, SCP L.P. entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") (which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference) with Safeguard Delaware, Inc. ("Safeguard"), Safeguard Scientifics (Delaware), Inc. ("Safeguard Scientifics") and Safeguard 2000 Capital, L.P. ("Safeguard 2000"), pursuant to which SCP L.P. acquired for an aggregate purchase price of $300,000, (1) 1,003,182 shares of the Common Stock; (2) 50,000 shares of the Series A Preferred Stock of the Issuer (the "Series A Preferred"); (3) 132,500 shares of the Series B Preferred Stock of the Issuer (the "Series B Preferred"); and (3) warrants to purchase 5,300,000 shares of Series A-1 Preferred Stock of eMake Corporation. On that date, SCP L.P. also entered into a Stock Purchase Agreement with Warren V. Musser (which is attached hereto as Exhibit 3 and the terms of which are incorporated herein by reference), pursuant to which SCP L.P. acquired 26,746 shares of the Common Stock for an aggregate purchase price of $4,612.

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CUSIP No. 917294 10 0                                                Page 6 of 9


         SCP L.P. funded the purchases described above with its working capital.

Item 4.  Purpose of Transaction

         Except as set forth above and in the Schedule 13D, Amendment No. 1 and Amendment No. 2, none of the Reporting Persons, the General Partner or any of the Members, have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D. However, all of SCP L.P.'s investments are made with the intention of exiting within a matter of a few years. Accordingly, a future proposal or plan for the sale of the Issuer or of SCP L.P.'s interest in the Issuer by the Reporting Persons is possible. The Reporting Persons reserve the right to change their plans at any time.

Item 5.  Interest in the Securities of the Issuer

(a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 5,557,011 shares of the Issuer's Common Stock (or 73% of the outstanding Common Stock). SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP L.P. granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP L.P. The calculations of beneficial ownership herein assume the conversion of the (1) Series A Preferred held by SCP L.P. (including accrued dividends up to October 1, 2002) into 268,100 shares of the Common Stock; (2) Series B Preferred by SCP L.P. (including accrued dividends up to October 1, 2002) into 986,316 shares of the Common Stock; (3) Series C-1 Preferred Stock of the Issuer by SCP L.P. (including accrued dividends up to October 1, 2002) into 1,560,167 shares of the Common Stock; (4) total number of Series C-2 Preferred purchasable under the USDATA Warrant into 1,500,000 shares of the Common Stock; and (5) total number of Series C-2 Preferred purchasable under the Second USDATA Warrant into 212,500 shares of the Common Stock.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         In connection with the Stock Purchase Agreement, Safeguard, Safeguard Scientifics and Safeguard 2000 (collectively, the "Safeguard Entities") executed an Assignment Agreement dated October 1, 2002 (which is attached hereto as Exhibit 4 and the terms of which are incorporated herein by reference), pursuant to which the Safeguard Entities assigned to SCP L.P. certain rights related to the securities purchased under the Stock Purchase Agreement.

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CUSIP No. 917294 10 0                                                Page 7 of 9


         Except as otherwise described in this Amendment No. 3, in the Schedule 13D, in Amendment No. 1 and in Amendment No. 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         The following documents are filed as exhibits to this Amendment No. 3:

         1. USDATA Corporation Series C-2 Preferred Stock Purchase Warrant dated September 30, 2002.

          2. Stock Purchase Agreement among SCP Private Equity Partners II, L.P., Safeguard Delaware, Inc., Safeguard Scientifics (Delaware), Inc. and Safeguard 2000 Capital, L.P. dated October 1, 2002.

          3. Stock Purchase Agreement between SCP Private Equity Partners II, L.P. and Warren V. Musser dated October 1, 2002.

          4.  Assignment Agreement dated October 1, 2002.

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CUSIP No. 917294 10 0                                                Page 8 of 9

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                             SCP Private Equity Partners II, L.P.

                                By: SCP Private Equity II General Partner, L.P.,
                                    its General Partner

                                By: SCP Private Equity II, LLC,
                                    its Manager

                                By:     /s/ Winston J. Churchill
                                        --------------------------
                                Name:   Winston J. Churchill
                                Title:  a manager

                             SCP Private Equity II, LLC

                                 By:    /s/ Winston J. Churchill
                                        --------------------------
                                 Name:  Winston J. Churchill
                                 Title: a manager

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CUSIP No. 917294 10 0                                                Page 9 of 9

                                 EXHIBIT INDEX

Exhibit 1 USDATA Corporation Series C-2 Preferred Stock Purchase Warrant dated September 30, 2002.

Exhibit 2 Stock Purchase Agreement among SCP Private Equity Partners II, L.P., Safeguard Delaware, Inc., Safeguard Scientifics (Delaware), Inc. and Safeguard 2000 Capital, L.P. dated October 1, 2002.

Exhibit 3 Stock Purchase Agreement between SCP Private Equity Partners II, L.P. and Warren V. Musser dated October 1, 2002.

Exhibit 4      Assignment Agreement dated October 1, 2002.